DiVall Insured Income Properties 2, L.P.
Quarterly News

May 15, 2022

WALTON WAY SOLD

Last quarter we indicated that two (2) of our eight (8) Wendy's had been listed for sale. Both stores are in the Augusta, Georgia area and their leases had not been extended by the tenant with the lease terms ending November 6, 2026. These were the only remaining stores with Rights of First Refusal ("ROFR") inherited from the DiVall management in 1993. Needless to say, ROFR are a cumbersome challenge to marketing and closing.

We secured a buyer for one of the properties, but unexpectedly, the tenant matched the purchase price and all other contract terms. We were shocked because the tenant wanted to terminate the Walton Way lease while we negotiated a series of other lease extensions with the tenant.

Although there were extended efforts by the original buyer to challenge the ROFR, we had dotted our legal "i's" and crossed our "t's" to assure the validity of the tenant exercise and purchase on April 22, 2022.

We also will be able to distribute $1,450,000 of net proceeds from the sale, which exceeded the value (net of selling cost estimates) of $1,420,000 included in the Net Unit Values reported as of December 31, 2021.

You will note the "distribution outlook" published in the February 15, 2022 Newsletter has been updated below:

DISTRIBUTION OUTLOOK (UPDATE)

	Original	Updated
February 15, 2022	**$1,200,000**	**$ 1,200,000**
May 15, 2022	**$ 200,000**	**$ 200,000**
August 15, 2022	**$ 200,000**	**$ 1,650,000**
November 15, 2022	**$ 200,000**	**$ 175,000**

The November 15, 2022 expected distribution has been reduced from $200,000 to $175,000 to reflect the approximate loss of fixed rent from the Walton Way property each quarter.

PROPERTY LISTED FOR SALE

We have continued to list the other Wendy's store with a ROFR and limited lease term. It would be a great year if we could consummate a sale during 2022 at or near the property's net unit value ("NUV") incorporated in the overall portfolio's NUV as of December 31, 2021, of $520 per unit.

DISTRIBUTION HIGHLIGHTS

$200,000 ($4.32 per unit) will be distributed for the first quarter of 2022 on or about May 15, 2022.

Since the Partnership's initial "investable" capital raise of $39 million (net of $7 million of syndication fees) in the late 1980's; the Partnership has distributed approximately $81 million to investors, from both operations and strategic sales.

SEND US YOUR EMAIL ADDRESS FOR K-1'S

This year we emailed as many Investor K-1's as possible. **Please email us at TPGSupport@phxa.com to let us know where to email your 2022 K-1. In your email, please include your phone number and shareholder number.**

Benefits of emailed K-1 include:

- Quicker, secure delivery
- Easy to forward directly to tax preparer
- No need to rely on USPS delivery

Please send us your email address today!

QUESTIONS & ANSWERS

- ***When can I expect to receive my next distribution mailing?***

  Your distribution correspondence for the Second Quarter of 2022 is scheduled to be mailed on or about August 15, 2022.

Access to Additional Financial Information

For further quarterly 2022 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2021 Annual Report on Form 10-K was filed with the SEC on March 31, 2022, which also can be accessed via the websites listed.

DIVALL INVESTOR RELATIONS CONTACT INFORMATION:

MAIL: DiVall Investor Relations
c/o Phoenix American Financial Services, Inc
2401 Kerner Blvd.
San Rafael, CA 94901

EMAIL: TPGSUPPORT@PHXA.COM

PHONE: 1-844-932-1769

FAX: 1-415-485-4553